Term sheet To prospectus dated December 1, 2005, prospectus supplement dated October 12, 2006 and product supplement no. 118-I dated February 29, 2008	Term Sheet No. 1 to Product Supplement 118-I Registration Statement No. 333-459051 Dated March 4, 2008; Rule 433

Structured Investments	JPMorgan Chase & Co. $ Principal Protected Dual Directional Knock-Out Notes Linked to the MSCI EAFE® Index due September 21, 2009

General

  The notes are designed for investors who seek exposure to any moderate appreciation or depreciation of the MSCI EAFE® Index over the term of the notes. Investors should be willing to forgo interest and dividend payments, and receive no return if the MSCI EAFE® Index appreciates or depreciates by a specified percentage that will be determined on the pricing date and that will not be less than 22.00% or greater than 26.00%, while seeking full principal protection at maturity.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing September 21, 2009*.
  Cash payment at maturity of principal plus the Additional Amount, as described below, which may be zero.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes are expected to price on or about March 17, 2008 and are expected to settle on or about March 20, 2008.

Key Terms

Index:	The MSCI EAFE® Index (the “Index”).
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:

If a Knock-Out Event has not occurred during the Monitoring Period, the Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Absolute Index Return x the Participation Rate, provided that the Additional Amount will not be less than zero or greater than the Maximum Return.

If a Knock-Out Event has occurred during the Monitoring Period, the Additional Amount will be equal to zero.
Knock-Out Event:	A Knock-Out Event occurs if, on any trading day during the Monitoring Period, the Index closing level is greater than the Upper Knock-Out Level OR less than the Lower Knock-Out Level.
Upper Knock-Out Level:	The Upper Knock-Out Level will be determined on the pricing date and will not be less than 122.00% or greater than 126.00% of the Initial Index Level.
Lower Knock-Out Level:	The Lower Knock-Out Level will be determined on the pricing date and will not be less than 74.00% or greater than 78.00% of the Initial Index Level.
Monitoring Period:	The period from the Pricing Date to and including the Observation Date.
Participation Rate:	At least 100%. The actual Participation Rate will be determined on the pricing date and will not be less than 100%.
Maximum Return:	The Maximum Return will be determined on the pricing date and will not be less than $220.00 per $1,000 principal amount note.
Absolute Index Return:	The absolute value of:
Ending Index Level – Initial Index Level Initial Index Level
For example, an index return of -15% will equal a 15% Absolute Index Return.
Initial Index Level:	The Index closing level on the pricing date, which is expected to be on or about March 17, 2008.
Ending Index Level:	The Index closing level on the Observation Date.
Observation Date:	September 16, 2009*
Maturity Date:	September 21, 2009*
CUSIP:	48123MWU2
*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 118-I.

Investing in the Principal Protected Dual Directional Knock-Out Notes involves a number of risks. See “Risk Factors” beginning on page PS-7 of the accompanying product supplement no. 118-I and “Selected Risk Considerations” beginning on page TS-2 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 118-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)

If the notes priced today and assuming an Upper Knock-Out Level of 122.00% and a Lower Knock-Out Level of 78.00%, J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $13.60 per $1,000 principal amount note and may use a portion of that commission to allow concessions to other dealers of approximately $2.00 per $1,000 principal amount note. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. The actual commission received by JPMSI may be more or less than $10.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions that may be allowed to other dealers, exceed $20.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-38 of the accompanying product supplement no. 118-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

March 4, 2008

Additional Terms Specific to the Notes

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 118-I dated February 29, 2008. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 118-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 118-I dated February 29, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208001325/e30599-424b2.pdf

  Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refer to JPMorgan Chase & Co.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Index. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  APPRECIATION POTENTIAL EVEN IF THE INDEX RETURN IS NEGATIVE — If the Index closing level is less than or equal to the Upper Knock-Out Level† AND greater than or equal to the Lower Knock-Out Level† on every trading day during the Monitoring Period, at maturity, in addition to your principal, for each $1,000 principal amount note, you will receive a payment equal to $1,000 x the Absolute Index Return x the Participation Rate†, up to the Maximum Return†. Because the Absolute Index Return is based on the absolute value of the change from the Initial Index Level to the Ending Index Level, if a Knock-Out Event has not occurred, you will earn a positive return on the notes even if the Ending Index Level is less than the Initial Index Level.
  † The Upper Knock-Out Level will be determined on the pricing date and will not be less than 122.00% or greater than 126.00% of the Initial Index Level. The Lower Knock-Out Level will be determined on the pricing date and will not be less than 74.00% or greater than 78.00% of the Initial Index Level. The Participation Rate will be determined on the pricing date and will not be less than 100%. The Maximum Return will be determined on the pricing date and will not be less than $220.00 per $1,000 principal amount note.
  DIVERSIFICATION OF THE MSCI EAFE® INDEX — The return on the notes is linked to the MSCI EAFE® Index. The MSCI EAFE® Index is designed to measure developed market equity performance in Europe, Asia, Australia and the Far East, but excluding the United States and Canada. MSCI Inc., the sponsor of the MSCI EAFE® Index, recently announced changes to the methodology used to calculate its MSCI Standard Indices, including the MSCI EAFE® Index. For additional information about the Index and the changes to the Index methodology, see the information set forth under “The MSCI EAFE® Index” in the accompanying product supplement no. 118-I, as supplemented by the information set forth under “Supplemental Information — Transition of the MSCI EAFE® Index to a New Index Methodology” in the accompanying product supplement no. 118-I.
  CURRENCY MARKET EXPOSURE — Holders of the notes will be able to participate in potential fluctuations in the value, relative to the U.S. dollar, of each of the currencies in which the component securities of the country indices that compose the Index trade. If, taking into account the relevant weight of the component securities trading in their respective currencies, the U.S. dollar strengthens or weakens against these currencies, the value of the Index will increase or decrease. For additional information about the impact of currency movements on the notes, please see “Selected Risk Considerations — The Notes Are Subject to Currency Exchange Risk” below.
  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 118-I. You and we agree to treat the notes as “contingent payment debt instruments” for U.S. federal income tax purposes. Assuming this treatment is respected, the notes will be subject to special tax rules. Under these rules, subject to the occurrence of a Knock-Out Event, you will generally be required to recognize interest income in each year at the “comparable yield,” as determined by us, although we will not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes. Generally, subject to the occurrence of a Knock-Out Event, amounts received at maturity or earlier sale or disposition in excess of your adjusted basis will be treated as additional interest income while any loss will be treated as ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, which may be subject to limitations. Special rules will apply in the event of the occurrence of a Knock-Out Event. You should consult your tax adviser concerning the application of these rules. Purchasers who are not initial purchasers of notes at their issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes’ adjusted issue price.
  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE — We will determine the comparable yield for the notes and will provide that comparable yield, and the related projected payment schedule, in the pricing supplement for the notes, which we will file with the SEC. If the notes had priced on March 3, 2008 and we had determined the comparable yield on that date, it would have been an annual rate of 3.06%, compounded semiannually. The actual comparable yield that we will determine for the notes may be more or less than 3.06%, and will depend upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

JPMorgan Structured Investments — Principal Protected Dual Directional Knock-Out Notes Linked to the MSCI EAFE® Index	TS-1

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 118-I dated February 29, 2008.

  MARKET RISK — The return on the notes at maturity is linked to the performance of the Index, and will depend on whether a Knock-Out Event occurs and, if not, the absolute value of the change in the Index. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE ABSOLUTE INDEX RETURN IS ZERO OR IF THE INDEX CLOSING LEVEL ON ANY TRADING DAY DURING THE MONITORING PERIOD IS GREATER THAN THE UPPER KNOCK-OUT LEVEL OR LESS THAN THE LOWER-KNOCK-OUT LEVEL.
  THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT — You may receive a lower payment at maturity than you would have received if you had invested in the Index, the stocks composing the Index or contracts related to the Index. If the Index closing level is greater than the Upper Knock-Out Level or is less than the Lower Knock-Out Level on at least one trading day during the Monitoring Period, the Additional Amount will be zero. This will be true even if the Index closing level is greater than the Upper Knock-Out Level or less than the Lower Knock-Out Level at some time during the term of the notes but falls between the Upper Knock-Out Level and Lower Knock-Out Level on the Observation Date.
  THE DUAL KNOCK-OUT CHARACTERISTIC OF THE NOTES MAY LIMIT RETURNS — Your investment in the notes may not perform as well as an investment in a security with a return that is based solely on the performance of the Index. Your ability to participate in the appreciation and depreciation of the Index may be limited by the “knock-out” feature of the notes. In the event that the Index closing level exceeds the Upper Knock-Out Level or is below the Lower Knock-Out Level on any trading day during the Monitoring Period, the total cash payment for each $1,000 principal amount note will be only $1,000. Under these circumstances, your return will not reflect any potential increase or decrease in the Ending Index Level, as compared to the Initial Index Level.
  THE MAXIMUM RETURN ON AN INVESTMENT IN THE NOTES WILL NOT BE LESS THAN 22.00% — Regardless of whether the Ending Index Level is greater than or less than the Initial Index Level and assuming a Participation Rate of 100%†, if a Knock-Out Event does not occur, for each $1,000 principal amount note you will receive $1,000 plus an Additional Amount that will not exceed the Maximum Return (which will not be less than $220.00 per $1,000 principal amount note), regardless of the appreciation or depreciation in the Index, which may be significant. Therefore, your upside appreciation is limited.
  THE RISK OF A KNOCK-OUT EVENT OCCURRING IS GREATER IF THE INDEX IS VOLATILE — The likelihood of the Index closing above the Upper Knock-Out Level or below the Lower Knock-Out Level during the Monitoring Period and thereby triggering a Knock-Out Event will depend in large part on the volatility of the Index — the frequency and magnitude of changes in the level of the Index and the volatility of each of the currencies in which the component securities of the Index trade. Since its inception, the Index and these currencies have experienced significant volatility.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those set forth under “Many Economic and Market Factors Will Impact the Value of the Notes” below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of the component securities of the country indices that compose the Index are converted into U.S. dollars for purposes of calculating the value of the component country indices and the Index, your notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the component securities of the Index trade. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the component securities in the Index denominated in each such currency. If, taking into account such weighting, the U.S. dollar strengthens or weakens against such currencies, the likelihood of the Index closing above the Upper Knock-Out Level or below the Lower Knock-Out Level during the Monitoring Period may increase.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    whether the Index closing level is above the Upper Knock-Out Level or below the Lower Knock-Out Level during the Monitoring Period;
    the expected volatility of the Index;
    the time to maturity of the notes;
    the dividend rate on the common stocks underlying the Index;
    interest and yield rates in the market generally, as well as in the markets of the component securities composing the Index;
    a variety of economic, financial, political, regulatory or judicial events;
    the exchange rate and the volatility of the exchange rate between the U.S. dollar and the currencies in which securities composing the Index are traded and the correlation between that rate and the level of the Index; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Principal Protected Dual Directional Knock-Out Notes Linked to the MSCI EAFE® Index	TS-2

Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Index and assumes an Upper Knock-Out Level of 122.00% of the Initial Index Level, a Lower Knock-Out Level of 78.00% of the Initial Index Level, a Maximum Return of $220.00 per $1,000 principal amount note, a Participation Rate of 100%, an Initial Index Level of 2000, and that the lowest and highest Index closing levels during the Monitoring Period are as set forth under the columns “Hypothetical lowest closing level during the Monitoring Period” and “Hypothetical highest closing level during the Monitoring Period,” respectively. Assuming an Initial Index Level of 2000, the Upper Knock-Out Level will be 2440 and the Lower Knock-Out Level will be 1560. The Upper Knock-Out Level will be determined on the pricing date and will not be less than 122.00% or greater than 126.00% of the Initial Index Level. The Lower Knock-Out Level will be determined on the pricing date and will not be less than 74.00% or greater than 78.00% of the Initial Index Level. The Maximum Return will be determined on the pricing date and will not be less than $220.00 per $1,000 principal amount note. The Participation Rate will be determined on the pricing date and will not be less than 100%. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the following table have been rounded for ease of analysis.

Ending Index Level	Absolute Index Return	Hypothetical lowest closing level during Monitoring Period	Hypothetical highest closing level during Monitoring Period	Additional Amount		Principal		Payment at Maturity

3000	50.00%	2000	3000	$0.00	+	$1,000	=	$1,000
2460	23.00%	1900	2500	$0.00	+	$1,000	=	$1,000
2440	22.00%	1900	2440	$220.00	+	$1,000	=	$1,220
2400	20.00%	1400	2400	$0.00	+	$1,000	=	$1,000
2300	15.00%	1700	2400	$150.00	+	$1,000	=	$1,150
2200	10.00%	1800	2600	$0.00	+	$1,000	=	$1,000
2200	10.00%	1800	2300	$100.00	+	$1,000	=	$1,100
2000	0.00%	1800	2300	$0.00	+	$1,000	=	$1,000
1800	10.00%	1700	2300	$100.00	+	$1,000	=	$1,100
1700	15.00%	1500	2100	$0.00	+	$1,000	=	$1,000
1560	22.00%	1560	2100	$220.00	+	$1,000	=	$1,220
1540	23.00%	1500	2100	$0.00	+	$1,000	=	$1,000
1000	50.00%	1000	2000	$0.00	+	$1,000	=	$1,000

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The lowest closing level of the Index during the Monitoring Period was 1700, the highest closing level of the Index during the Monitoring Period was 2300, and the Ending Index Level was 1800. Because the Index closing level was less than or equal to the Upper Knock-Out Level AND greater than or equal to the Lower Knock-Out Level on every trading day during the Monitoring Period, a Knock-Out Event has not occurred. Because the Absolute Index Return is 10%, the Additional Amount is equal to $100, and the final payment at maturity is equal to $1,100 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x absolute value of [(1800 - 2000)/2000] x 100%) = $1,100

Example 2: The lowest closing level of the Index during the Monitoring Period was 1500, the highest closing level of the Index during the Monitoring Period was 2100, and the Ending Index Level was 1540. Because the Index closing level was less than the Lower Knock-Out Level on at least one trading day during the Monitoring Period, a Knock-Out Event has occurred, the Additional Amount is equal to zero, and the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The lowest closing level of the Index during the Monitoring Period was 1700, the highest closing level of the Index during the Monitoring Period was 2400, and the Ending Index Level was 2300. Because the Index closing level was less than or equal to the Upper Knock-Out Level AND greater than or equal to the Lower Knock-Out Level on every trading day during the Monitoring Period, a Knock-Out Event has not occurred. Because the Absolute Index Return is 15%, the Additional Amount is equal to $150, and the final payment at maturity is equal to $1,150 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x absolute value of [(2300 - 2000)/2000] x 100%) = $1,150

Example 4: The lowest closing level of the Index during the Monitoring Period was 1900, the highest closing level of the Index during the Monitoring Period was 2500, and the Ending Index Level was 2460. Because the Index closing level was higher than the Upper Knock-Out Level on at least one trading day during the Monitoring Period, a Knock-Out Event has occurred, the Additional Amount is equal to zero, and the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

JPMorgan Structured Investments — Principal Protected Dual Directional Knock-Out Notes Linked to the MSCI EAFE® Index	TS-3

Historical Information

The following graph sets forth the historical performance of the MSCI EAFE® Index based on the weekly Index closing level from January 3, 2003 through February 29, 2008. The Index closing level on March 3, 2008 was 2031.53. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any trading day during the Monitoring Period or on the Observation Date. We cannot give you assurance that the performance of the Index will result in a payment at maturity of more than the principal amount of your notes.

JPMorgan Structured Investments — Principal Protected Dual Directional Knock-Out Notes Linked to the MSCI EAFE® Index	TS-4